Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 27, 2011

Subject: Join Us For An Educational Lunch Program: “Investing in Commodities and the iPath Pure Beta Commodity Exchange Traded Notes”

Body of email

We invite you to “Investing in Commodities and the iPath Pure Beta Commodity Exchange Traded Notes.”

Date: Wednesday, June 15th

Time: 12:00 - 2:00pm CST

Location: Metropolitan Club - 233 South Wacker Drive, 66th Floor, Ontario Room

Commodities have long been used as a source of diversification for investors. In today‘s market environment, portfolio diversification can be key to mitigating the effects of volatile global markets. Investing in commodities can sometimes be difficult so it is critical to evaluate and understand the structure of the commodity investment vehicle, the intended exposure, and how these factors can influence your risk and return expectations.

With that idea in mind, we would like to invite you to an educational program which will provide an overview of the case for investing in commodities and introduce you to a suite of new products, the iPath Pure Beta Commodity ETNs.

The iPath Pure Beta Commodity ETNs offer investors a new way to access this important asset class. They are designed to provide access to commodities futures while offering the potential to mitigate roll yield and the effects of future contract price distortions in the commodity markets. Please refer to the attached white paper for additional research on these ETNs.

Please respond to this email if you are interested in attending. We look forward to seeing you there.

An investment in iPath ETNs involves risks, including possible loss of principal. Barclays Bank PLC as issuer may redeem a series of Securities (in whole but not in part) at its sole discretion on any trading day on or after the inception date until and including maturity. See the relevant prospectus for more information regarding the risks associated with Barclays Bank PLC’s right to redeem the Securities. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

Diversification may not protect against market risk.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

For iPath ETNs linked to the performance of an index that involves the application of the Pure Beta Series 2 Methodology, an investment in such iPath ETNs may underperform compared to an investment in instruments linked to the reference index to which the Pure Beta Series 2 Methodology is applied. The Pure Beta Series 2 Methodology may result in allocation to futures contracts that increase negative roll yields.

Each of the Barclays Capital commodities indices referenced herein is a trademark of Barclays Bank PLC. iP-0383-0511

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE